

Mail Stop 3561

December 15, 2015

Richard A. Pawlowski
Chief Financial Officer
Famous Dave's of America, Inc.
12701 Whitewater Drive, Suite 200
Minnetonka, MN

> **Re:** **Famous Dave's of America, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2014**
> **Filed March 13, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 27, 2015**
> **Filed November 6, 2015**
> **File No. 000-21625**

Dear Mr. Pawlowski:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure